Exhibit 1

Contact:
Robi Hartman
I.I.S Intelligent Information Systems, Ltd.
011-972- 3-751-6449

FOR IMMEDIATE RELEASE

I.I.S. INTELLIGENT INFORMATION SYSTEMS LTD.
ANNOUNCES ISSUANCE OF CONVERTIBLE NOTES AND WARRANTS

Ramat Gan, ISRAEL, November 15, 2007 – I.I.S. Intelligent Information Systems Ltd. (IISLF.PK).

I.I.S. Intelligent Information Systems Ltd. (“IIS” or the “Company”) today announced that it has signed definitive agreements with private investors for the issuance of convertible notes in the principal amount of $1,655,000, out of which $827,500 has already been invested and the remaining 50% will be invested following and subject to the closing of the Share Exchange Agreement signed on November 5, 2007 with Witech Communications Ltd., an Israeli company (“Witech”) and the shareholders of Witech (the “Exchange Agreement’). The principal amount of the notes will accrue interest at the rate of 8% compounded annually and principal and interest will be repaid in 12 equal quarterly installments commencing 36 months from issuance. Unpaid principal and interest may at the option of the purchasers be converted into ordinary shares at a price of $0.65 per share, subject to a broad-based weighted average ratchet anti-dilution adjustments in the event of issuance of equity-related securities at a lower price, subject to certain exceptions. The Company shall have the right to redeem the principal amount and interest of the notes that have not been converted into shares, in whole or in part, between December 31 and January 31 of each year commencing December 31, 2008 or at the closing of a Transaction at a 20% premium per year, or a pro-rata portion of a year if redeemed in the event of a Transaction. The notes are secured by a floating charge on the assets of the Company, subordinated only to bank financing in an amount not to exceed $500,000.

The Company also issued to the purchasers of the notes warrants exercisable for 331,000 ordinary shares at the price per share equal to the average trading price per share of the shares of IIS during the 20 trading days prior to the closing of the Exchange Agreement, until the earlier of: (i) five years from issuance, and (ii) the closing of a merger of the Company into another company in which the Company is not the surviving entity or the purchase of all or substantially all of the shares of the Company. The warrants will be exercisable for cash or on a cash-less exercise basis. In the event that within 6 months from the date of issuance of the notes, the Company raises financing from the issuance of convertible loans or notes or similar securities with terms more favorable to the purchasers thereof than those granted to the purchasers, the notes and warrants will be automatically amended to provide for such favorable terms.

The Company intends to raise up to an additional $4,500,000 during the first half of 2008, to finance Witech’s operations according to its cash needs.

Witech, incorporated in February 2004, is engaged in the field of video transmission using wireless communications technology. Witech’s first product is a proprietary wireless video transmission system for use on roller coasters and thrill rides in amusement parks as well as other moving attractions. (www.cdride.com).

Safe Harbor Statement under the U. S. Private Securities Litigation Reform Act of 1995: This release contains historical information and forward-looking statements. Statements looking forward in time are included in this release pursuant to the “safe harbor” provision of the Private Securities Litigation Reform Act of 1995. They involve known and unknown risks and uncertainties that may cause the Company’s actual results in future periods to be materially different from any future performance suggested herein. Forward-looking statements speak only as of the date on which they are made and the Company undertakes no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.